UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
IntroBlue, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
10/13/2017

Physical address of issuer
75 Second Ave, Suite 605 Needham, MA 02494

Website of issuer
https://www.intro-act.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
March 22, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$528,522	$411,831
Cash & Cash Equivalents	$398,504	$378,742
Accounts Receivable	$15,000	$9,500
Short-term Debt	$291,890	$389,884
Long-term Debt	$0	$0
Revenues/Sales	$1,231,028	$1,899,447
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$294,792	$87,080

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
January 24, 2018

IntroBlue, LLC



Up to $1,070,000 of Crowd Notes

IntroBlue, LLC dba Intro-Act and Blueshift Research ("IntroBlue", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 22, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,300,000 under the Combined Offerings (the "Closing Amount") by March 22, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by March 15, 2019 will be permitted to increase their subscription amount at any time on or before the March 22, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after March 15, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 15, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.intro-act.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/intro.blue

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

IntroBlue, LLC is a Delaware Limited Liability Company, formed on 10/13/2017. The Company is currently also conducting business under the name of Intro-Act and Blueshift Research.

The Company is located at 75 Second Ave, Suite 605 Needham, MA 02494.

The Company's website is https://www.intro-act.com.

The Company previously operated as a Delaware LLC under the name Accessi2u, LLC. Accessi2u, LLC was formed on 05/18/2016 and reincorporated in Delaware as a Limited Liability Company on 10/13/2017.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/intro.blue and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	March 22, 2019
Use of proceeds	See the description of the use of proceeds on page 14 and 15 hereof.
Voting Rights	See the description of the voting rights on pages 11,16, 18, and 19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its tools and services. The sales process involves educating customers about the Company's tools and services, participating in extended tools and services evaluations and configuring the tools and services to customer-

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specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 2 to 5 months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Its proprietary technology has a limited history and may perform below expectations. The Company uses proprietary technology that has not been previously implemented on customer projects, and it may experience technological problems that it is unable to foresee. If the implementation of its proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using its systems and may result in additional payments, deductions or defaults under its agreements. In addition, there is a lack of long-term reliability data for its proprietary system. Actual long-term performance of these projects, may fall short of expectations. Its equipment may be susceptible to damage from weather-related or other unforeseen events. Equipment performance issues could result in significant operational problems for its Company, including increased maintenance costs, decreased revenue, warranty claims, inability to meet delivery requirements or defaults under its agreements.

The company is still beta testing the first version of their application. Sophisticated technology platforms often contain errors or defects, such as errors in computer code or other systems errors, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of our products could be impaired.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive FinTech space. Additionally, the product may be in a market where customers will not have brand loyalty.

The CEO and President are paid high salaries. The Company's CEO and President are paid salaries that are high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The FinTech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company had not yet formed a Board when they raised previous rounds. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. They have since put a board in place.

The Company has outstanding liabilities. The Company has entered into loans, payable on demand, for $150,000, including a related party issued a promissory note to Bill Jenks, for $100,000. The lump sum is payable on demand and bears interest at 2%. During 2016, members of the Company advanced funds to to be used in operations. These advances, totaling $8,180 have no specific terms and are payable upon demand. The Company has expressed that the funds from this round will not be used to payoff this debt.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $7,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20, or based on a $7,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $7,000,000 valuation cap, so you should not view the $7,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 33% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

THE PROBLEM

Traditional methods used by public companies to access institutional investors have bloated costs. Investors pay brokers >$2B annually for facilitating corporate access. Corporate executives spend 10% to 20% of their time meeting with investors, many of whom are incompatible. This process becomes a waste of time and money for both investors and corporations. MiFID II regulations aim to protect the common investor from overpaying, mandating that brokers can no longer charge to facilitate corporate access. But this solution exacerbates the problem as brokers no longer serve as a filter and corporate executives continue meeting with incompatible investors.

Corporations: Access events are expensive and time-consuming, and often lack purpose.
Investors: Overloaded with too many event invitations, meetings are accepted without interest or preparation.
Broker/Independent Research Providers: Meetings are booked to get a commission, and with little concern for compatibility.

THE SOLUTION

Intro-Blue's machine learning prediction engine targets the most likely institutional buyers and sellers of a stock in the next 90 days and offers independent research to promote efficiency and transparency throughout the corporate access and investment process.

Intro-Blue's services facilitate higher-quality meetings by helping prepare both investors and corporate executives. We do this by offering centralized access to critical materials including video, models, commissioned research, and agenda materials.

The result is converting meetings with investors into actual investors, improving ROI on corporate access.

VALUE

- Better Targeting
- Meeting Procurement
- Investor Preparation
- Higher ROI

Higher meeting conversion = more investors, longer investor retention, and optimized investor position size.

Business Plan

PRODUCTS

Intro-Blue offers two product lines:

Intro-act: Machine learning-driven corporate access that connects investors and corporations through intelligent targeting and primary research, and identifies the most likely buyers and sellers of a stock in the next 90 days.

Blueshift Research: Subscription research service for institutional investors and custom research for investors and corporations.

TECHNOLOGY

Our prediction engine is an ensemble of two machine learning methodologies. First, the core model is an aggregation of 5,000 unique machines, each tuned to replicate the trading behaviors of an individual institutional investor. Second, our all-funds model trains on activities simultaneously over the last several quarters and characterizes each investor's sensitivity to ~600 factors on a sector basis.

Intro-act's proprietary model assumes that fund managers make trading decisions in a predictable way based on data that fall into five categories: Macroeconomic, Technical, Valuation, Sentimental, and Fundamental.

Intro-act's technology is related to 1) Data - proprietary data from corporate access events, 2) Domain Expertise - organizing and clustering of data sets, and 3) Analytics - layering different types of algorithms in an ensemble.

REVENUE MODEL

Intro-Blue combines recurring revenue subscription models with transactional upsells.

For Corporations: Intro-act is a price leader with an entry-level solution starting at $500/month. Higher service tiers are up to $2,500/month. Upsell services include videos, models, research, and peer benchmarking; we expect average Intro-act corporate customers to spend $20,000/year. Blueshift Research's Custom Reports for corporations range from $10,000 to $50,000.

For Research Providers: Subscription model starts at $250/month for access to predicted leads and analytics. Upsell includes support through sales channel partners (brokers) and a custom research procurement process with a ~25% commission take.

For Institutional Investors: Blueshift Research subscription is $5,000/month. Blueshift Research's Custom Reports for investors range from $10,000 to $50,000. Monetization of investors on Intro-act is in development. This will include research, access event preparation tools, peer analytics, and alpha signal generation.

For Brokerage Firms: Subscription model starts at $4,000/month for predicted leads and analytics.

INTRO-BLUE TARGET CUSTOMERS

1. Corporate investor relations
2. Brokerage corporate access, trading desks
3. IR service firms
4. Institutional investors
5. Registered investment advisors
6. Independent research providers

COMPETITIVE ADVANTAGE

Intro-act has predictive accuracy at over 60% and a low standard deviation. Over 600 factors of influence in a 5-layer hierarchy are used to explain why an investor is compatible to make an investment, rather than relying solely on investor characteristics (AUM, style, etc.). Intro-act is embedded in the investor access process, rather than a standalone analytics tool. This will gain clients "soft-data" insights from each successive investor access event. Intro-act machine learning has a 3-year track record tracking 4,000 investors and 3,400 companies.

Blueshift Research and Intro-act are used at the time of the trade when information is at a premium. Blueshift Research clients are top-tier investors who also can purchase Intro-act services.

The combination of Intro-act and Blueshift provides the advantage of bringing content and domain expertise to our targeting and prediction engine with a vast potential audience of corporations, investors, brokers, research providers, and investor relations service firms.

The Company's Products and/or Services

Product / Service	Description	Current Market
IntroBlue offers two products: Intro-act Blueshift Research	**IntroBlue offers two products:** Intro-act optimizes how public companies access their investors through machine learning enabled targeting, automated meeting procurement and meeting preparation services. Blueshift Research delivers primary research services to institutional investors and corporations.	The corporate/investor access market totals >$10Bn. Corporates spend >$5Bn on Investor Relations – this market has grown ~5% Y/Y historically, but likely accelerates due to MiFID II. Investors pay brokers >$5Bn for corporate access. Allocation to corporate access is stable with the average corporate access meeting costing ~$2K. Investors pay ~$15Bn for research services. Budgets are continuing to shift away from traditional brokers toward independent providers like Blueshift Research.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

IntroBlue's customer base includes institutional investors and corporations consuming research services. In addition, Intro-act current customer base includes large corporations such as Legg Mason and Voya, as well as smaller companies including Anixa Biosciences and Genprex.

Intellectual Property
The Company is dependent on the following intellectual property: None

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
General Expenses	42%	42%	27%
Data Scientist	14%	14%	9%
Product Manager	0%	0%	6%
Market Strategist	0%	0%	6%
Sales Staff	6%	6%	11%
Alternative Data	12%	12%	13%
Marketing- Conf., etc	5%	5%	6%
Partnership Development	4%	4%	5%
Mobile App	3%	3%	3%
Office / Overhead	3%	3%	3%
Cost of Capital	11%	11%	11%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Bill Jenks	CEO and Co-Founder (October 2017 - Present), corporate strategy, sales and marketing.	CEO, Blueshift Research (January 2010 - October 2017), corporate strategy, sales and marketing.
Peter Wright	President and Co-Founder (October 2017 - Present), product vision and development and customer engagement.	Co-Founder, Intro-Act (March 2016 - October 2017), Product development; Analyst, AI Capital (Oct. 2015 - Aug 2018), manage a long-short portfolio.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in Massachusetts.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	11,357,143	Yes	N/A	100%	
Option Pool	1,500,000	N/A	If exercised	0%	

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Individual Creditors including Bill Jenks	$150,000	6%	N/A	N/A	N/A	Payable on Demand

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Stage 1 Ventures and Blueshift Research Holdings.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Stage 1 Ventures	Common Stock	33.8%
Blueshift Research Holdings	Common Stock	26.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Intro-Blue LLC ("the Company") is a limited liability company organized under the laws of the State of Delaware, and headquartered in Needham, Massachusetts. The Company matches corporate executives with institutional investors most likely to buy or sell their stock in the next 90 days. Intro-Blue combines an artificial intelligence (AI) platform with an independent primary research platform to prepare investors and corporates for productive meetings.

Intro- Blue offers two product lines Intro-Act and Blueshift Research. Intro-Act is a machine learning-drive corporate access connecting investors and corporations through intelligent targeting and primary research and identifying the most likely buyers and sellers of a stock in the next 60 days. Blueshift Research is a subscription research service for institutional investor and custom research for investors and corporations.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $16,000 in cash on hand as of 1/24/2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20 to the price in the qualified equity financing, subject to a $7,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $7,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5.00%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $10,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2016, members advanced funds to the Company to be used in operations. These advances had no specific terms and are payable upon demand. At both December 31, 2017 and 2016, unpaid advances totaled $8,180.

During 2017, the Company issued a promissory note to Bill Jenks, for $100,000. The lump sum is payable on demand and bears interest at 2%.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Bill Jenks
_____
(Signature)

Bill Jenks
_____
(Name)

principal executive officer, principal financial officer, principal accounting officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Bill Jenks
_____
(Signature)

Bill Jenks
_____
(Name)

CEO and Director
_____
(Title)

1/24/2019
_____
(Date)

/s/Peter Wright
_____
(Signature)

Peter Wright
_____
(Name)

President and Director
_____
(Title)

1/24/2019
_____
(Date)

Instructions.

- The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
- The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



Intro-Blue LLC

A Delaware Limited Liability Company

Financial Statements (Unaudited) and

Independent Accountants' Review Report

December 31, 2017 and 2016

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Intro-Blue LLC
75 Second Ave Suite 605
Needham, MA 02494

We have reviewed the accompanying consolidated financial statements of Intro-Blue LLC and its wholly-owned subsidiaries BlueShift Research LLC and Intro-Act LLC (together, the "Company"), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 4 of the consolidated financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

January 18, 2019

Members of:
WSCPA
AICPA
PCPS

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Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com


Intro-Blue LLC

Consolidated Balance Sheets

December 31, 2017 and 2016

(unaudited)


ASSETS

		2017		2016
Current assets				
Cash	$	398,504	$	378,742
Accounts receivable, net		15,000		9,500
Prepaid expenses		1,362		1,900
Other assets		13,621		21,654
Loans to members		100,035		35
Total current assets		528,522		411,831
Property and equipment, net		559		36
Total assets	$	529,081	$	411,867

LIABILITIES AND MEMBERS' EQUITY

		2017		2016
Current liabilities				
Accounts payable and accrued liabilities	$	39,689	$	78,538
Short-term loans		150,000		150,112
Advances from members		8,180		8,180
Accrued comissions		85,687		98,887
Deferred revenue		8,334		54,167
Total current liabilities		291,890		389,884
Total liabilities		291,890		389,884
Commitments and contingencies		-		-
Total members' equity		237,191		21,983
Total liabilities and members' equity	$	529,081	$	411,867

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

Intro-Blue LLC
Consolidated Statements of Operations and Changes in Members' Equity
For the Years Ended December 31, 2017 and 2016
(unaudited)

		2017		2016
Revenue				
Sales, net	$	1,231,028	$	1,899,447
Gross profit		1,231,028		1,899,447
Operating expenses				
General and administrative		86,039		113,358
Salaries and wages		1,207,125		1,503,296
Technology		116,943		82,860
Legal and professional services		10,596		15,621
Travel		4,546		5,115
Operating costs		83,419		63,160
Depreciation		915		271
Rent		0		14,400
Total operating expenses		1,509,583		1,798,081
Net loss from operations		(278,555)		101,366
Other income (expense)				
Interest income		426		11
Royalty income		670		203
Interest expense		(17,333)		(14,500)
Total other income (expense)		(16,237)		(14,286)
Net loss	$	(294,792)	$	87,080
Changes in members' equity				
Beginning members' equity	$	21,983	$	(197,134)

Intro-Blue LLC
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016
(unaudited)

	2017	2016
Cash flows from operating activities		
Net income (loss)	$ (294,792)	$ 87,080
Adjustments to reconcile net loss with		
net cash used by operating activities		
Depreciation	915	271
Change in assets and liabilities		
Accounts receivable	(5,500)	(9,500)
Prepaid expenses	538	4,361
Other assets	8,033	26,177
Accounts payable and accrued expenses	(38,849)	10,433
Accrued comissions	(13,200)	34,133
Deferred revenue	(45,833)	(58,333)
Net cash provided (used) by operating activities	(388,688)	94,622
Cash flows from investing activities		
Purchases of property and equipment	(1,438)	-
Net cash used by investing activities	(1,438)	-
Cash flows from financing activities		
Net proceeds from short term loans	(112)	10,112
Proceeds from member advances	(100,000)	8,145
Capital contributions	550,000	140,000
Distributions to members	(40,000)	(7,963)
Net cash provided by financing activities	409,888	150,294
Net decrease in cash	19,762	244,916
Cash at beginning of period	378,742	133,825
Cash at end of period	$ 398,504	$ 378,742
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 31,169	$ 5,573

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Intro-Blue LLC ("the Company") is a limited liability company organized under the laws of the State of Delaware, and headquartered in Needham, Massachusetts. The Company matches corporate executives with institutional investors most likely to buy or sell their stock in the next 90 days. Intro-Blue combines an artificial intelligence (AI) platform with an independent primary research platform to prepare investors and corporates for productive meetings. Intro-Blue offers two product lines Intro-Act and Blueshift Research. Intro-Act is a machine learning-drive corporate access connecting investors and corporations through intelligent targeting and primary research and identifying the most likely buyers and sellers of a stock in the next 60 days. Blueshift Research is a subscription research service for institutional investor and custom research for investors and corporations.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of wholly-owned subsidiaries
- Blueshift Research LLC
- Intro-Act LLC

All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Returns are recognized on the date the returned inventory is received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, may be in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable

The Company recognizes an allowance on accounts receivable deemed to be uncollectible. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary at either December 31, 2017 or 2016.

Other Assets

The Company records payments made by Blueshift Research LLC on behalf of a related party, Blueshift Research Group Holdings LLC (BRGH). These payments are recorded as other receivables and are expected to be collected once BRGH is producing profit.

Accrued Commissions

The Company's standard commission on sales ranges from 20% to 30%. These are typically paid out the month after the payments are received. In order to conserve cash, only 12.5% of the CEO's commissions are paid out and 7.5% is deferred until the board of directors determines there is sufficient cash to make the payment. Accrued commissions for December 31, 2017 and 2016 were $85,687 and $98,887, respectively.

Deferred Revenue

The Company will often receive payments for subscription services that span multiple months. A deferred revenue account is used to book the income in the month it pertains to. Deferred revenue for December 31, 2017 and 2016 were $8,334 and $54,167, respectively.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the New Jersey state jurisdiction, as applicable.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

Management has evaluated events through January 18, 2019, the date these financial statements were available to be issued.

During 2018, the Company issued one convertible note for proceeds of $125,000. Additionally, on July 23rd, 2018, Intro-Act's official product was launched.

NOTE 2 – RELATED PARTY TRANSACTIONS

During 2016, members advanced funds to the Company to be used in operations. These advances had no specific terms and are payable upon demand. At both December 31, 2017 and 2016, unpaid advances totaled $8,180.

During 2017, the Company issued a promissory note to Bill Jenks, for $100,000. The lump sum is payable on demand and bears interest at 2%.

NOTE 3 – NOTES PAYABLE

The Company entered into a loan, payable on demand, for $150,000. The note bears interest at 6% per annum. For the years ended December 31, 2017 and 2016, the Company accrued interest on outstanding loans of $9,000 and $4,500, respectively.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $264,846 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

EXHIBIT C
PDF of SI Website



Intro-Blue
Intro-Blue uses machine learning and primary research
to improve how corporates interact with investors

This presentation contains offering materials prepared solely by Intro
without the assistance of SI Securities, and not subject to FINRA Rule
addition, this presentation may contain forward-looking statements a
information relating to, among other things, the company, its busines
strategy, and its industry. These statements reflect management's cur
with respect to future events based information currently available an
subject to risks and uncertainties that could cause the company's actu
to differ materially. Investors are cautioned not to place undue relianc
forward-looking statements as they are meant for illustrative purpose
do not represent guarantees of future results, levels of activity, perfor
achievements, all of which cannot be made. Moreover, no person nor
person or entity assumes responsibility for the accuracy and complet
forward-looking statements, and is under no duty to update any such
statements to conform them to actual results.

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Intro-Blue, LLC is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Intro-Blue, LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Backed by Stage One Ventures among other investors
- Intro-Blue's model predicted investors' purchase decisions with more than 60% precision
- Merger with Blueshift Research brings 20+ investor customers to platform
- Founders bring 50 years of combined capital markets experience
- Up-selling premium services to customers less than 6 months into relationship and beginning to gain traction with corporations, brokers, investors, and research providers

Fundraise Highlights

- Total Round Size: US $2,000,000
- Raise Description: Series A
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $7,000,000
- Target Minimum Raise Amount: US $1,300,000
- Offering Type: Side by Side Offering

Intro-Blue combines an artificial intelligence (AI) platform with an independent primary research platform to prepare investors and corporations for productive meetings: the right people focused on the right questions.

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THE PROBLEM

Traditional methods used by public companies to access institutional investors have bloated costs. Investors pay brokers more than $2B annually for facilitating corporate access. Corporate executives spend 10% to 20% of their time meeting with investors, many of whom are incompatible. This process becomes a waste of time and money for both investors and corporations. MiFID II regulations aim to protect the common investor from overpaying, mandating that brokers can no longer charge to facilitate corporate access. But this solution exacerbates the problem as brokers no longer serve as a filter and corporate executives continue meeting with incompatible investors.

- **Corporations:** Access events are expensive and time-consuming, and often lack purpose.
- **Investors:** Overloaded with too many event invitations, meetings are accepted without interest or preparation.
- **Broker/Independent Research Providers:** Meetings are booked to get a commission, and with little concern for compatibility.

THE SOLUTION

Intro-Blue's machine learning prediction engine targets the most likely institutional buyers and sellers of a stock in the next 90 days and offers independent research to promote efficiency and transparency throughout the corporate access and investment process.

Intro-Blue's services facilitate higher-quality meetings by helping prepare both investors and corporate executives. We do this by offering centralized access to critical materials including video, models, commissioned research, and agenda materials.

The result is converting meetings with investors into actual investors, improving ROI on corporate access.

VALUE

- Access Targeting
- Meeting Procurement
- Investor Preparation
- Higher ROI

Higher meeting conversion = more investors, longer investor retention, and optimized investor position size.

Product & Service

PRODUCTS

Intro-Blue offers two product lines:

Intro-act: Machine learning-driven corporate access that connects investors and corporations through intelligent targeting and primary research, and identifies the most likely buyers and sellers of a stock in the next 90 days.

Blueshift Research: Subscription research service for institutional investors and custom research for investors and corporations.

TECHNOLOGY

Our prediction engine is an ensemble of two machine learning methodologies. First, the core model is an aggregation of 5,000 unique machines, each tuned to replicate the trading behaviors of an individual institutional investor. Second, our all-funds model trains on activities simultaneously over the last several quarters and characterizes each investor's sensitivity to ~600 factors on a sector basis.

Intro-act's proprietary model assumes that fund managers make trading decisions in a predictable way based on data that fall into five categories: Macroeconomic, Technical, Valuation, Sentimental, and Fundamental.

Intro-act's technology is related to 1) Data - proprietary data from corporate access events, 2) Domain Expertise - organizing and clustering of data sets, and 3) Analytics - layering different types of algorithms in an ensemble.

REVENUE MODEL

Intro-Blue combines recurring revenue subscription models with transactional upsells.

For Corporations: Intro-act is a price leader with an entry-level solution starting at $500/month. Higher service tiers are up to $2,500/month. Upsell services include videos, models, research, and peer benchmarking; we expect average Intro-act corporate customers to spend $20,000/year. Blueshift Research's Custom Reports for corporations range from $10,000 to $50,000.

For Research Providers: Subscription model starts at $250/month for access to predicted leads and analytics. Upsell includes support through sales channel partners (brokers) and a custom research procurement process with a ~25% commission take.

For Institutional Investors: Blueshift Research subscription is $5,000/month. Blueshift Research's Custom Reports for investors range from $10,000 to $50,000. Monetization of investors on Intro-act is in development. This will include research, access event preparation tools, peer analytics, and alpha signal generation.

For Brokerage Firms: Subscription model starts at $4,000/month for predicted leads and analytics.

INTRO-BLUE TARGET CUSTOMERS

1. Corporate investor relations
2. Brokerage corporate access, trading desks
3. IR service firms
4. Institutional investors
5. Registered investment advisors
6. Independent research providers

COMPETITIVE ADVANTAGE

Intro-act has predictive accuracy at over 60% and a low standard deviation. Over 600 factors of influence in a 5-layer hierarchy are used to explain why an investor is compatible to make an investment, rather than relying solely on investor characteristics (AUM, style, etc.). Intro-act is embedded in the investor access process, rather than a standalone analytics tool. This will gain clients "soft-data" insights from each successive investor access event. Intro-act machine learning has a 3-year track record tracking 4,000 investors and 3,300 companies.

Blueshift Research and Intro-act are used at the time of the trade when information is at a premium. Blueshift Research clients are top-tier investors who also can purchase Intro-act services.

The combination of Intro-act and Blueshift provides the advantage of bringing content and domain expertise to our targeting and prediction engine with a vast potential audience of corporations, investors, brokers, research providers, and investor relations service firms.

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DAILY RESEARCH AND DASHBOARDS   View All

Blueshift: Tech Trends: (AAPL, AMT, AMZN, ARRS, CCI, CSCO, CTXS, DELL, DVMT, GOOG/GOOGL, HPE, IBM, MSFT, NTAP, PANW, PSTG, RHT, SBAC, VMW, ZAYO) and Oil Patch (BAS, FRAC, HAL, HP, PDS, PTEN, RES, RNGR, SLB) reports

Blueshift   New ResearchTech Trends You Need To Know,December 20, 2018, Report (AAPL, AMT, AMZN, ARRS, CCI, CSCO, CTXS, DELL, DVMT, GOOG/GOOGL, HPE, IBM, MSFT, NTAP, PANW, PSTG, RHT, SBAC, VMW, ZAYO)Research Ques... More

Blueshift Research Report: Tech Trends 12/20/18

Blueshift   BLUESHIFT RESEARCH SUMMARY OF RESEARCH REPORT:Dear Friends of Blueshift Research,Tech Trends report121805 entitled "Part 1: Data and Disruption Will Be Everywhere in 2019" is now available for y... More

Blueshift Research Report: Updates from the Oil Patch 12/20/18

Blueshift   BLUESHIFT RESEARCH SUMMARY OF RESEARCH REPORT:Dear

INTRO-ACT'S FIVE DECISION LAYERS ❓

MACRO & EVENTS   −

Low Oil Prices Will Push Inflation Lower in 2019, Ease Operating Costs for U.S. Corporations - December 17, 2018
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TECHNICAL & MOMENTUM   +

VALUATION   +

THEMATIC & SENTIMENT   +

FUNDAMENTAL   +

Corporate Dashboard.

This is the first screen that a corporate comes to after login. User should determine if they want to target investors, market meetings or share information to help investors prepare for meetings.

Media Mentions





Team Story

Intro-Blue's founders have over 50 years of experience (DLJ, Fidelity, First Call, OTR, Thompson Reuters) in capital markets, corporate access, and building investment research businesses. In 2016, co-founder Peter Wright and two Boston University professors investigated ways to apply machine learning to test whether all an investor needs to predict directionality of a stock is perfect knowledge of all buyers and all sellers, along with their size and influence. Initial testing showed that a specific investor's next trade of a given stock might be easier to predict than the price trend of that same stock.

Wright brought the idea to Bill Jenks, CEO of Blueshift Research, a primary research firm. They realized that a regulatory change (MiFID II) compels corporate investor relations to become increasingly responsible for servicing and growing their investor pool but with fewer resources. Intro-Blue was created to help corporations fill this void. We use machine learning to predict investor behavior, analyze factors influencing investment decisions, and provide independent research services for investors and corporate IR officers.

Intro-Blue is a virtual company located throughout the U.S. and India.

Founders and Officers

Peter Wright
PRESIDENT

A career research analyst and Director of Research producing, consuming, and managing research and access products at Fidelity, CIBC Oppenheimer, and Cantor. Peter is responsible for product vision, development, and engagement.

Bill Jenks
CEO

Built multiple independent research companies from the ground up, leading sales at OTR, Blueshift Research, DLJ, and First Call. Bill is responsible for corporate strategy, sales, and marketing.

Key Team Members

Jim Ward
Sales



Reverdy Johnson
Director of Research





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Ken Nixon

Sales



Anne Cody

Director of Operations



Anand Tharanipathy

CTO

Tony Bowers

Sales



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Notable Advisors & Investors

Stage 1 Ventures

Stage One Ventures

Investor, Seed Investor



Laura Guerrant-Oiye

Advisor, Director

Mark Kon, PhD

Advisor, Director

Highlights

Overview

Q&A with the Founder

Product & Service

Q: Please describe your typical customer/user profile.

The Team
Intro-Blue, LLC: Our TAM includes 49,000 actively traded public companies, of which 9,000 are U.S. Our SAM in the U.S. includes ~6,000 companies, which are institutional grade. Within this, our initial target market is ~3,000 of these institutional-grade companies that are capital seekers, need better investor attention, and offer a transformational story.

The specific individual that we will sell to is the Investor Relations Officer (IRO). According to a survey from BNY Mellon, the IRO typically manages a budget of $330K/Yr (Small cap) to $816K/Yr (Large cap). Targeting is a top priority of spending across capitalization levels.

Q&A with Founder

Q:

Term Sheet **Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.**

Intro-Blue, LLC: The corporate access marketplace is already getting disrupted, allowing new entrants to emerge. One of the biggest regulatory change since Reg FD (Fair Disclosure) is MiFID II regulations enacted in Europe in January 2018. The primary thrust of MiFID II is aimed at unbundling broker commissions and forcing research to become a "priced" service. We believe this will have a profound effect on the corporate access procurement process in the following ways:

Investor Perks
1. Investor access will be procured by investors directly (pulled), rather than brokers (pushed) —thus, IROs need to invest in targeting capabilities.

2. Investors will get reduced access to decision support materials (research), especially on lesser-known stocks – thus, corporates will need to commission and sponsor more research (independent research will flourish).

Prior Rounds
3. Investor access will be a critical driver of stock value as not all corporates will evolve at the same pace.

Financial Discussion

Q: Please outline your customer acquisition strategy.

Intro-Blue, LLC: Our customer acquisition strategy, specifically in engaging with corporates, includes direct calling/demo setting, attending industry conferences and tradeshows, and working with partners (brokers, IR consultancies, and exchanges). As our universe of customers is finite, we do not yet rely on an aggressive digital marketing presence. That said, through Blueshift Research, Intro-act is content rich with a daily product and a weekly product that is distributed to > 2,000 corporate executives.

Market Landscape

Q: Please detail your barriers to entry.

Intro-Blue, LLC:

Data Room
The barriers to entry for competitors of Intro-act include deep industry knowledge from both sell-side (distribution) and buy-side (consumption) of access meetings. As an early mover, Intro-act benefits from a richer analytics backbone to guide targeting. Additionally, relationships with smaller regional brokers and IR consultancies will put Intro-act at an advantage relative to competitors at winning investor access marketing mandates.

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Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

❓ FAQs Intro-Blue, LLC: We know of two companies that are using Machine Learning to optimize investor targeting (true analytics companies) – Intro-act and Valuation Metrics. The two key differentiating features of Intro-act:
1. We use more than 600 factors in a five-layer hierarchy to explain why an investor is compatible to make an investment, rather than relying solely on investor characteristics (AUM, style, etc.).

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2. Intro-act is embedded in the investor access process, rather than a stand-alone analytics tool. This will gain us "soft-data" insights from each successive investor access event.

Other non-direct, but adjacent competitors include:

• Surveillance Data (Q4, Nasdaq, Broadridge): Products are expensive and not predictive, rather explanatory of recent buyers – attributes latest block trades.

• CRM Systems (iPreo, Thomson Reuters, Nasdaq IR): Contact details and generic biographical "tags" – i.e. an analyst that covers small-cap technology stocks is "compatible" with a small cap software company.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Series A
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $1,300,000
Maximum Raise Amount:	US $2,000,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $7,000,000
Interest rate:	5.0%
Note term:	18 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Intro-Blue has set an overall target minimum of US $1,300,000 for the round, Intro-Blue must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Intro-Blue's Form C.
Regulation CF cap:	While Intro-Blue is offering up to US $2,000,000 worth of securities in its Series A, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

Highlights

Overview

Product & Service

The Team

Q&A with Founder

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Prior Rounds

Financial Discussion

Market Landscape

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If Minimum Amount Is Raised




- General Expenses
- Sales / Rltn Managers (2)
- Marketing (Conferences, etc.)
- Alternative Data
- Partnership Development
- Mobile Application
- Cost of Capital
- Data Scientist
- Office/Overhead

If Maximum Amount Is Raised




- General Expenses
- Product Manager
- Sales / Rltn Managers (3)
- Marketing (Conferences, etc.)
- Alternative Data
- Partnership Development
- Office / Overhead
- Data Scientist
- Marketing Strategist
- Mobile Application
- Cost of Capital

Investor Perks

Early Bird Perks:

Invest by February 1,11:59 p.m. ET and receive the next tier up from your investment perks (e.g. invest $10,000 and receive the $25,000-level perks). First 25 investors will receive the $10,000 perk if they do not qualify for a higher tier.

Regular Perks:

- **$10,000 Investment:** Get 2 complimentary Blueshift Research reports.

- **$25,000 Investment:** Get 2 complimentary Blueshift Research reports, plus an additional Custom Report on a company of your choice.

- **$50,000 Investment:** Get 2 complimentary Blueshift Research reports, plus 6 months of complimentary access to our prediction engine that offers insight into the supply/demand of each stock in the Russell 3000 Index. This is especially useful for brokers looking to fill the other side of an order.

- **$100,000 Investment:** Accredited investors who commit to a minimum of $100,000 will have 1-year of access to Blueshift Research and Intro-act content, along with our prediction engine, which offers insight into the supply/demand of each stock in the Russell 3000 Index.

- **$250,000 Investment:** Same benefits as the $100,000-investor, plus an invitation to dinner with the founders in Boston (airfare within the continental U.S. included) and an active role in the next product development.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Intro-Blue, LLC's prior rounds by year.

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Overview
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$8000000
$7000000
$6000000
$5000000
$4000000
$3000000
$2000000
$1000000
Seed (Common)
Current Series A (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $400,000
Closed Date	Nov 1, 2017
Security Type	Common Equity

Financial Discussion

Operations

Intro-Blue LLC ("the Company") is a limited liability company organized under the laws of the State of Delaware, and headquartered in Needham, Massachusetts. The Company matches corporate executives with institutional investors most likely to buy or sell their stock in the next 90 days. Intro-Blue combines an artificial intelligence (AI) platform with an independent primary research platform to prepare investors and corporates for productive meetings. Intro- Blue offers two product lines Intro-Act and Blueshift Research. Intro-Act is a machine learning-drive corporate access connecting investors and corporations through intelligent targeting and primary research and identifying the most likely buyers and sellers of a stock in the next 60 days. Blueshift Research is a subscription research service for institutional investor and custom research for investors and corporations.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately [CASH] in cash on hand as of [CASH DATE] which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Market Landscape

MARKET OPPORTUNITY
There are multiple sides to corporate/investor access and research that total over $20B.

- **Corporations spend more than $5B on investor relations.** This market has grown ~5% Y/Y historically, but we believe this will likely accelerate due to MiFID II. The average IR budget for a U.S. public company is $650K/Year with 24% for outsourced services.
- **Investors pay brokers more than $2B for corporate access.** Investors' commissions are in decline, but allocation to corporate access is stable with the average corporate access meeting costing $2K.
- **Investors pay ~$15B for research services.** Budgets are continuing to shift away from traditional brokers toward independent providers like Blueshift Research that participate in the curated Intro-act marketplace which centralizes access for meeting preparation.

TARGET MARKET
Our TAM includes 49,000 actively traded companies, of which 9,000 are U.S. Our SAM in the U.S. includes ~6,000 companies, which are institutional grade. Within this, our initial target market is ~3,000 of these institutional companies that have the following characteristics: capital seekers that could benefit from direct transactions, such as an ATM (at the market); that need better investor attention; and that offer a transformational story.

COMPETITIVE LANDSCAPE
Intro-act's competitive landscape is largely based on 2 core competencies: 1) accurately targeting the right person and 2) preparing investors to ask the right question.

PROFILE MENU

- **Brokers:** strong research/weaker targeting

- **IR Consultants:** no research/targeting competence, but tends to focus on relationships vs. compatibility
- **Meeting Procurement Platforms:** no targeting or research
- **CRM Providers:** data provider with filters to "target"
- **Surveillance Data:** products are expensive and not predictive, are explanatory of recent buyers

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Product & Service
The Team
Q&A with Founder
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Prior Rounds
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Data Room
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Risks and Disclosures

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its tools and services. The sales process involves educating customers about the Company's tools and services, participating in extended tools and services evaluations and configuring the tools and services to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 2 to 5 months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Its proprietary technology has a limited history and may perform below expectations. The Company uses proprietary technology that has not been previously implemented on customer projects, and it may experience technological problems that it is unable to foresee. If the implementation of its proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using its systems and may result in additional payments, deductions or defaults under its agreements. In addition, there is a lack of long-term reliability data for its proprietary system. Actual long-term performance of these projects, may fall short of expectations. Its equipment may be susceptible to damage from weather-related or other unforeseen events. Equipment performance issues could result in significant operational problems for its Company, including increased maintenance costs, decreased revenue, warranty claims, liability to meet delivery requirements or defaults under its agreements.

The company is still beta testing the first version of their application. Sophisticated technology platforms often contain errors or defects, such as errors in computer code or other systems errors, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of our products could be impaired.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive FinTech space. Additionally, the product may be in a market where customers will not have brand loyalty.

The CEO and President are paid high salaries. The Company's CEO and President are paid salaries that are high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The FinTech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company had not yet formed a Board when they raised previous rounds. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. They have since put a board in place.

The Company has outstanding liabilities. The Company has entered into loans, payable on demand, for $150,000, including a related party issued a promissory note to Bill Jenks, for $100,000. The lump sum is payable on demand and bears interest at 2%. During 2016, members of the Company advanced funds to to be used in operations. These advances, totaling $8,180 have no specific terms and are payable upon demand. The Company has expressed that the funds from this round will not be used to payoff this debt.

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Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $7,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20, or based on a $7,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $7,000,000 valuation cap, so you should not view the $7,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 33% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Intro-Blue, LLC

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Intro-Blue, LLC. Once Intro-Blue, LLC accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Intro-Blue, LLC in exchange for your securities. At that point, you will be a proud owner in Intro-Blue, LLC.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Intro-Blue, LLC has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Intro-Blue, LLC does not plan to list these securities on a national exchange or another secondary market. At some point Intro-Blue, LLC may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Intro-Blue, LLC either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Intro-Blue, LLC's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Intro-Blue, LLC's Form C. The Form C includes important details about Intro-Blue, LLC's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

PROFILE MENU



What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

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PROFILE MENU

EXHIBIT D
Investor Deck



Intro-Blue

Intro-Blue uses machine learning and primary research

to improve how corporates interact with investors

This presentation contains offering materials prepared solely by Intro-Blue LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

MiFID II pushes Investor Relations Officers to become responsible for accessing their investors

Lack of Broker Sponsorship



Brokers not incentivized to sponsor corporate access as it is difficult to monetize

Lack of Research



Unbundling limits investors' research access, leaving them under-prepared

Lack of Compatibility



Investor compatibility is deemphasized as brokers limit access to investors able to pay

BEFORE AND AFTER MIFID II

Pre-MiFID

✓ Brokers incentive to offer corporate access to highest paying investors, as these services represent a third of awarded commissions.

✓ Wall Street research was subsidized through commissions and investment banking, thus freely available to all investors.

✓ Subscription based independent research was disadvantaged given plethora of free Street coverage.

Post-MiFID

✓ Brokers are no longer allowed to charge investors for setting up access.

✓ Investors unbundle research and price it on a subscription equivalent.

✓ Investors, now paying for research, become more discerning customers and demand higher quality, more independent and more customized product.

Corporate IR needs to fill in the gaps that brokers no longer provide.

REGULATION CHANGES CREATED CONFUSION

Responsibility shifts from Broker to Corporate

	Corporate	Brokerage	Investor	Research Providers
Pre-MiFID II	✓ Outsources targeting, meeting procurement, and preparation services to broker	✓ Research coverage broad ✓ Access abundant, overpaid for by commissions ✓ Paid for concierge services	✓ Research is bundled, and unpriced ✓ Access events procured directly	✓ Bundled research compressed price on independent research ✓ Subscription model ✓ Locked out of broker-sponsored access events
Post-MiFID II	✓ IR responsible for managing and optimizing access events	✓ Research coverage shrinks ✓ Access limited, commission revenue down ✓ Less money for concierge services	✓ Pay for research and access directly ✓ Internal teams grow to offer proprietary research ✓ Access away from Street	✓ Unbundled broker research now competes on merit vs price ✓ Increased demand for custom research ✓ Ability to monetize corporate-sponsored access

Intro-Blue

MARKET OPPORTUNITY

$20B fuelled by MiFID II disruption



61%
of companies rate targeting as top IR priority

~$5B
Corporates spend on Investor Relations

51%
of IR use their own targets for NDRs (vs 31% in 2013)

32%
Of corporates considering commissioned research? (post MiFID II)

+

$15B
Investors pay for research services and access services

Market shifting from Broker to:
- Independent Research Providers
- Custom work
- Data / Alpha signals

TARGET MARKET



14K
Companies:
Institutional + Under covered

✓ Russell 3000
✓ Avg Coverage <2 Analysts



6K
Broker + RIAs:

✓ Mid-sized / Regional
✓ Lack Product



10K
Research Provider:
Institutional + Undiscovered

✓ Institutional Quality
✓ Lack Sales / Distribution

6K
Institutional Investors:

✓ Active & Access Driven
✓ Underserved/resource constrained





Intro-Blue

SOLUTION

Positive ROI on Corporate Access

1 Corporate



- Investor Targeting
- Meeting Procurement
- Investor Access Preparation

2 Brokerage



- Predictive Trading Flow
- Monetize Expertise
- Target Capital Placement

3 Investor



- Idea Generation
- Preparation Support
- Higher Value Access (On Demand)

4 Research Provider



- Lead Generation
- Usage Analytics
- Custom Research
- Democratize Distribution

PERFORMANCE

Better targeting, meeting procurement, and investor preparation, drives a higher ROI for Companies

RETURN

Higher Meeting Conversation

More Investors

Bigger Positions

Longer Retention

INVESTMENT

Streamline Preparation

Better Partners

Fewer Meetings

Intro-Blue

SOLUTION - TARGETING

Predict the institutional investors most likely to buy or sell a stock in the next 90 days – **WHO**?

Determine the factors influencing each investor's trading behaviour – **WHY?**

Compatibility ranked among >15M possible combinations.

~250 most compatible investors from a sea of 4,000 potential investors.

>60% accuracy.



SOLUTION - MEETING PROCUREMENT

Improve transparency in meeting procurement process.

Track marketing campaigns in real time.

Standardize event response data.

Enable investors to request meetings on demand.

Enable multi-broker collaboration to support events.



SOLUTION – MEETING PREPARATION

Source profiles that streamline investor meeting preparation.

Uncover the most relevant investment questions.

Curate customized proprietary research.

Utilize available resources to efficiently prepare for events.

Access independent research via network of providers.



Intro-act
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Company Information
Corporate Contacts
Investor Presentation
Corporate Description
Recent Presentations
FAIR
MacBook Air
Intro-Blue

TECHNOLOGY - PREDICTION ENGINE

Early Mover



2 years of development

(>50 experiments)

= time advantage

Reliable Accuracy



> 60% accuracy

Standard deviation of ~2%

>15M potential
relationships
(5,000 unique institutional investors
across the largest 3,000 stocks)

Industry Knowledge



Organize & cluster ~600
factors

Proprietary model
(Fund managers make trading
decisions based on five types of data)

COMPETITIVE ADVANTAGE - A SOLUTION APPROACH

Targeting & Preparation are two attributes define our competitors



No Preparation

Targeted

Mass Marketed

Preparation

Intro-Blue

Classification of Competitors

	Contact Data	Targeting Capabilities	Research Services	Meeting Scheduler
Brokers	🟡	🟡	🟡	🟢
IR Firms	🟡	🟡	🔴	🟢
CRM Systems	🟢	🔴	🔴	🟢
Event Platforms	🟡	🔴	🔴	🟢
Intro-Blue	🟢	🟢	🟢	🟢

KEY MILESTONES



JUNE 2016

Machine learning experiments begin

Intro-act announces alpha product

DEC 2017 NOV

Intro-Blue founded – Blueshift Research & Intro-act merge

Blueshift builds premier primary research boutique

JULY

Intro-Blue launches daily product

Re-launch Intro-act.com for corporate IROs

SEPT 2018

Sponsor first non-deal roadshow

NOV

Intro-Blue launches product for brokers

DEC

Intro-Blue launches research portal

Targeted video outreach with NY investor conference

Intro-Blue

FINANCIAL TRACTION

Blueshift Research Key Metrics

>100 reports generated for each of the last three years

Continues to service >20 of the largest institutional investors through subscription services

Custom/proprietary work for investors, corporates, and government agencies in the form of market research, win-loss reviews, competitive analysis, product reviews.

Intro-act Pipeline Summary (as of 12/31/18)

240 corporates have requested information

73 corporates have received a demo

49 of the demos have expressed interest (67%)

8 corporations have signed up as clients (11% of demos)

9 brokers are evaluating predictions for trade intelligence (Launched in late November)

Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

Intro-Blue

USE OF PROCEEDS

38%
Working capital through Dec-19

12%
Add depth to our technology team

27%
Incremental data sets to improve target accuracy and user experience

23%
Other growth initiatives

- NIRI Trade Show & Conferences

THE TEAM



Bill Jenks
Cofounder, CEO



Peter Wright
Cofounder, Intro-act

Core Team



Anand Tharanipathy
Chief Data Scientist



Reverdy Johnson
Director of Research



Anne Cody
Director of Operations

The Board



David Baum
Stage One Ventures
Strategic Partnerships



Laura Guerrant-Oiye
Guerrant Associates
Investor Relations Expertise



Mark Kon, PhD
Boston University Professor
Machine Learning Expertise


www.Intro-Blue.com
Intro-Blue